AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 2005

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DYNAMIC HEALTH PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Florida	34-1711778
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6911 Bryan Dairy Road, Suite 210

Largo, Florida 33777

(727) 329-1845

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mandeep K. Taneja, Chief Executive Officer

6911 Bryan Dairy Road, Suite 210

Largo, Florida 33777

(727) 329-1845

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Gregory Sichenzia, Esq.

Thomas A. Rose, Esq.

Sichenzia Ross Friedman Ference LLP

1065 Avenue Of The Americas

New York, New York 10018

(212) 930-9700

Approximate Date Of Commencement Of Proposed Sale To Public: As Soon As Practicable After This Registration Statement Becomes Effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $.01 par value per share, issuable upon conversion of Secured Convertible Notes	2,194,690(2)	$1.20(3)	$2,633,628	$309.98
Common Stock, $.01 par value per share, issuable upon exercise of Warrants	750,000(4)	$1.37(3)	$1,027,500	$120.94
Total	2,944,690		$3,661,128	$430.91

(1)	Includes shares of our common stock, which may be offered pursuant to this registration statement, which shares are issuable upon conversion of a secured convertible note and the exercise of warrants held by the selling stockholder. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of the secured convertible note and exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416. For purposes of estimating the number of shares of common stock to be included in this registration statement, we calculated a good faith estimate of the number of shares of our common stock that we believe will be issuable upon conversion of the secured convertible note and upon exercise of the warrants to account for market fluctuations, and antidilution and price protection adjustments. Should the conversion ratio result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary. In addition, should a decrease in the exercise price as a result of an issuance or sale of shares below the then current market price, result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2)	Includes a good faith estimate of the shares underlying the secured convertible notes.

(3)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on April 20, 2005, which was $1.20 per share.

(4)	Includes a good faith estimate of the shares underlying warrants exercisable at $1.37 per share.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 22, 2005

Dynamic Health Products, Inc.

2,944,690 Shares of

Common Stock

This prospectus relates to the resale by the selling stockholders of up to 2,944,690 shares of our common stock, including up to 2,194,690 shares of common stock underlying a secured convertible note in a principal amount of $2,000,000 and up to 750,000 issuable upon the exercise of common stock purchase warrants. The secured convertible note is convertible into our common stock at $1.13 per share. The selling stockholders may sell common stock from time to time at the prevailing market price or in negotiated transactions. The selling stockholder may be deemed an underwriter of the shares of common stock which they are offering. We will pay the expenses of registering these shares.

Our common stock is traded on the Over-The-Counter Bulletin Board under the symbol “DYHP.” The last reported sales price for our common stock on April 22, 2005, was $1.20 per share.

The Securities offered hereby involve a high degree of risk.

See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April         , 2005

Where You Can Find More Information

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. In addition, any information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares registered hereby have been sold:

•	Our annual report on Form 10-KSB for the year ended March 31, 2004;

•	Our quarterly report on Form 10-QSB for the quarter ended June 30, 2004;

•	Our quarterly report on Form 10-QSB for the quarter ended September 30, 2004;

•	Our quarterly report on Form 10-QSB for the quarter ended December 31, 2004;

•	Our current reports on Form 8-K filed on July 6, 2004, July 26, 2004, September 10, 2004, October 4, 2004, October 6, 2004, October 8, 2004, October 26, 2004, January 6, 2005, February 16, 2005, March 3, 2005, March 31, 2005 and April 1, 2005.

You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

Dynamic Health Products, Inc.

6911 Bryan Dairy Road, Suite 210

Largo, Florida 33777

Phone (727) 329-1845

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

These statements include, but are not limited to:

•	our liquidity and capital resources, operating expenses, future expenditures, our ability to implement our business plans; and

•	trends in industry activity generally.

In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “could,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “goal,” or “continue” or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements. As used throughout this prospectus, the terms “Dynamic Health,” the “Company,” “we,” “us,” and “our” refer to Dynamic Health Products, Inc.

Dynamic Health Products, Inc.

Dynamic Health, through its wholly-owned subsidiaries, develops, markets and distributes a wide variety of sports nutrition products, performance drinks, non-prescription dietary supplements, vitamins, over-the-counter drugs, health and beauty care products, health food and nutritional products, soft goods, and other related products.

Our principal executive offices are located at 6911 Bryan Dairy Road, Suite 210, Largo, Florida 33777 and our telephone number is (727) 329-1845.

The Offering

Common stock outstanding before the offering	14,024,592 shares.

Common stock offered by selling stockholder	Up to 2,944,690 shares, including the following:

up to 2,194,690 shares of common stock underlying secured convertible notes in the principal amount of $2,000,000, and up to 750,000 shares of common stock issuable upon the exercise of common stock purchase warrants at an exercise price of $1.37 per share.

This number represents 17.4% of our current outstanding stock.

Common stock to be outstanding after the offering	Up to 16,969,282 shares.

Risk Factors	See “Risk Factors,” beginning on page 10 for a description of certain factors you should consider before making an investment in our common stock.

Use of proceeds	We may receive proceeds from the sale of our common stock issued upon conversion outstanding warrants. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes. The proceeds from the sale of the convertible debenture were used for the acquisition of Dynamic Marketing, Inc., and cost related thereto. See “Use of Proceeds” for a complete description.

OTC BB Symbol	DYHP

Recent Developments

Acquisitions

Dynamic Marketing, Inc.

Effective March 31, 2005, we acquired Dynamic Marketing, Inc., a Rhode Island corporation. This was accomplished pursuant to an Agreement and Plan of Merger dated March 2, 2005, by and among Dynamic Health Products, Inc., Gregg Madsen and Dynamic Marketing, Inc. At the closing, Dynamic, through our wholly-owned subsidiary, acquired all of the issued and outstanding shares of common stock of Dynamic Marketing. The consideration paid by Dynamic for the shares was $75,000 in cash, 100,000 restricted shares of our common stock, the right to receive the earnout payments, if any, payable pursuant to the Agreement and an option to purchase up to an aggregate of 250,000 shares of Dynamic common stock over a three year period with three years vesting and at an exercise price of $1.55 per share, based upon and subject to the terms of the form of stock option agreement. In addition, concurrent with the closing, Dynamic paid an aggregate of approximately $1,900,000 of non-assumable Dynamic Marketing obligations. Upon the closing of the acquisition, our subsidiary entered into an employment agreement with Mr. Madsen for a term of three years to serve as Chief Operating Officer of the subsidiary.

Dynamic Marketing is engaged in wholesaling and distributing a wide variety of non-prescription dietary supplements, health food and nutritional products, performance drinks, tanning products, exercise accessories and other related products.

Bob O’Leary Health Food Distributor Co.

Effective October 1, 2004, we acquired Bob O’Leary Health Food Distributor Co., Inc., a Pennsylvania corporation. This was accomplished pursuant to a Stock Purchase Agreement dated September 10, 2004. At the closing, we acquired all of the issued and outstanding shares of common stock of Bob O’Leary Health Food. The consideration paid by us for the shares and the sellers’ execution of a non-competition, non-solicitation and confidentiality agreement was $5,659,420. In addition, at closing, we paid an aggregate of $234,500 in cash to the former shareholders of Bob O’Leary Health Food in consideration of outstanding debt.

Bob O’Leary Health Food is engaged in developing, wholesaling and distributing a wide variety of non-prescription dietary supplements, vitamins, health food and nutritional products, soft goods and other related products. Bob O’Leary Health Food’s operations are conducted from Scranton, Pennsylvania. Bob O’Leary Health Food has 38 full-time and two part-time employee. Of such full-time employees, 10 were engaged in marketing and sales, four were devoted to customer service, 16 were devoted to warehousing and distribution, one was devoted to quality control, one was devoted to graphics design and marketing, and six were responsible for management and administration. Of such part-time employees, one was devoted to warehousing and distribution, and one was devoted to maintenance.

Financing

March 31, 2005

On March 29, 2005, we entered into agreements with Laurus Master Funds, Ltd, a Cayman Islands corporation, pursuant to which we sold convertible debt and a warrant to purchase common stock to Laurus in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933. The securities sold to Laurus include the following:

•	A secured convertible minimum borrowing note with a principal amount of $2,000,000;

•	A secured revolving note with a principal amount not to exceed $4,000,000; and

•	A common stock purchase warrant to purchase 750,000 shares of common stock, at a purchase price of $1.37 per share, exercisable for a period of seven years;

We are permitted to borrow an amount based upon its eligible accounts receivable, as defined in the agreements with Laurus, not to exceed an aggregate of $4,000,000. We must pay certain fees for any unused portion of the credit facility or in the event the facility is terminated prior to expiration. Our obligations under the notes are secured by all of the assets of Dynamic Health Products, including but not limited to inventory and accounts receivable. The notes mature on March 29, 2008. Annual interest on the notes is equal to the “prime rate” published in The Wall Street Journal from time to time, plus 2.0%, provided, that, such annual rate of interest may not be less than 6%, subject to certain downward adjustments resulting from certain increases in the market price of our common stock. Interest on the notes is payable monthly in arrears on the first day of each month, commencing on April 1, 2005.

The principal amount of the secured convertible minimum borrowing note, together with accrued interest thereon is payable on March 29, 2008. The secured convertible minimum borrowing note may be redeemed by us in cash by paying the holder 115% of the principal amount, plus accrued interest. The holder of the term note may require us to convert all or a portion of the term note, together with interest and fees thereon at any time. The number of shares to be issued shall equal the total amount to be converted, divided by $1.13.

Upon an issuance of shares of common stock below the fixed conversion price, the fixed conversion price of the notes will be reduced accordingly. The conversion price of the secured convertible notes may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

115% of the full principal amount of the convertible notes are due upon default under the terms of convertible notes. Laurus has contractually agreed to restrict its ability to convert the convertible notes if it would exceed the difference between the number of shares of common stock beneficially owned by the holder or issuable upon exercise of the warrant and the option held by such holder and 4.99% of the outstanding shares of our common stock.

We are obligated to file a registration statement registering the resale of shares of the common stock issuable upon conversion of the convertible notes, exercise of the warrant and exercise of the option. If the registration statement is not filed by April 28, 2005, or declared effective within 75 days thereafter, or if the registration is suspended other than as permitted in the registration rights agreement between us and Laurus, we are obligated to pay Laurus certain fees and the obligations may be deemed to be in default.

We paid a fee at closing to Laurus Capital Management LLC, the manager of the Laurus Master Funds, Ltd., equal to 3.9% of the total maximum funds to be borrowed under the Company’s agreements with Laurus.

September 30, 2004

In order to consummate the acquisition of Bob O’Leary Health Food, on September 30, 2004, we entered into a Securities Purchase Agreement with Laurus Master Fund, Ltd., whereby we completed the sale to Laurus of a secured convertible note in the principal amount of $6,000,000 and warrants to purchase 1,375,000 shares of our common stock.

The convertible note accrues interest at a rate per annum equal to the prime rate published in The Wall Street Journal plus 2%, subject to a floor of 6%. The interest rate on the convertible note is subject to possible downward adjustment as follows:

•	the interest rate will be decreased by 1.0% (or 100 basis points) for every 25% increase of our common stock price above the fixed conversion price prior to an effective registration statement covering the shares of common stock underlying the convertible notes and warrants; and

•	the interest rate will be decreased by 2.0% (or 200 basis points) for every 25% increase of our common stock price above the fixed conversion price after an effective registration statement covering the shares of common stock underlying the convertible notes and warrants, however, the interest rate cannot drop below 0%.

The convertible note has a term of three years. The fixed conversion rate is equal to $.90.

Beginning on December 1, 2004, and each month thereafter, we shall pay $187,500 of the outstanding principal, together with accrued interest on the convertible note, in cash or registered stock. The monthly payments shall be payable in registered stock if: (i) we have an effective registration statement under which the stock can be sold; (ii) the average closing price of our common stock as reported by Bloomberg, L.P. on our principal trading market for the five trading days immediately preceding such repayment date shall be greater than or equal to $.99; and (iii) the amount of such conversion does not exceed 25% of the aggregate dollar trading volume of our common stock for the 22 day trading period immediately preceding the applicable repayment date. If the conversion criteria are not met, the investor shall convert only such part of the monthly payment that meets the conversion criteria. Any part of the monthly payment due on a repayment date that the investor has not been able to convert into shares of common stock due to failure to meet the conversion criteria, shall be paid by us in cash at the rate of 102% of the principal portion of the monthly payment otherwise due on such repayment date.

Laurus will not be entitled to be issued shares of common stock in repayment of any portion of the convertible note or upon exercise of the warrants if and to the extent such issuance would result in Laurus and its affiliates beneficially owning more than 4.99% of the issued and outstanding common stock upon such issuance, unless Laurus shall have provided at least 75 days prior written notice to us of its revocation of such restriction or an event of default under the convertible note shall have occurred and is continuing.

The convertible note may be prepaid by us in cash by paying to the holder 115% of the principal and related accrued and unpaid interest thereon being prepaid. 115% of the full principal amount of the convertible note is due upon acceleration under the terms of convertible note. In addition, we have granted the investor a security interest in substantially all of our assets and intellectual property, as well as registration rights.

The warrants are exercisable until five years from the date of the Securities Purchase Agreement at a purchase price equal to $1.04 per share (115% of the average closing price of our common stock for the 10 trading days immediately prior to the execution date). The warrants are also exercisable on a cashless basis. In the event that the warrants are exercised on a cashless basis, then we will not receive any proceeds. In addition, the exercise price of the warrants will be adjusted in the event we issue common stock at a price below market, with the exception of any securities issued as of the date of this warrant or issued in connection with the convertible notes issued pursuant to the Securities Purchase Agreement.

Our obligations under the Security Agreement, Securities Purchase Agreement and the Note are secured by a first priority lien on all our assets and all future assets acquired, including a pledge by us of shares representing 100% of our share capital of GeoParma, Inc. and DrugMax, Inc., and a right at the option of Laurus to require us to pay us an amount equal to $6.00 for each share of GeoParma and $4.00 for each share of DrugMax, at which time Laurus would return the pledged shares to the us.

Option Issuance

Effective October 1, 2004, the compensation committee of our Board of Directors granted options to purchase 500,000 shares of our common stock to Jugal K. Taneja, our Chairman, in connection Mr. Taneja providing a personal guarantee for the Laurus note. 166,666 of these options vest on October 1, 2005, 166,667 of these options vest on October 1, 2006 and 166,667 of these options vest on October 1, 2007. All of these options are exercisable at $1.11 per share.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest, you should read and consider carefully the following risk factors.

Risks Related to Our Business and Industry

We Have a Limited Working Capital, Accumulated Deficits and Losses Which Could Hinder Our Value or Our Ability to Obtain Additional Capital, if Needed .

We commenced operations in 1992 and have incurred losses through the fiscal year ended March 31, 2004. For the years ended March 31, 2003 and 2004 we incurred losses of $108,671 and $4,291,589, respectively. For the three and nine months ended December 31, 2004, we had net income of $61,777 and $674,841, respectively. At December 31, 2004, we had an accumulated deficit of $1,123,878. These historical financial losses and financial condition could make it more difficult for us to obtain financing in the future or could reduce the value the market places on our common stock.

We Face Significant Competition in the Health and Nutritional Product Distribution Marketplace, Which Could Make It More Difficult for Us to Succeed.

Numerous companies compete with us in the development, manufacture, marketing and distribution of health and nutritional products. Many of these competitors are larger and have greater financial, personnel, manufacturing, distribution, marketing and other resources than we do. Some of our competitors have comparable product lines, as well as greater technical experience, financial, and business network resources than we do. We may be unable to compete successfully against these organizations.

Many of our competitors have distribution strategies that directly compete with us. In addition, we expect that companies and others specializing in the health and nutritional product industry will offer competitive products. Some of our large manufacturers/suppliers may also compete with us through direct marketing and sales of their products. There can be no assurance we can effectively compete with these companies. Our failure to effectively compete could require us to devote substantially more resources which may not be available on acceptable terms or at all.

Consolidation in the Health and Nutritional Product Distribution Industry May Make It More Difficult for Us to Compete with Larger Companies.

The health and nutritional product distribution industry is subject to significant economic factors, including consolidation of our competitors. Some of our competitors are consolidating to create integrated delivery systems with greater market presence and negotiation power with manufacturers. As the health and nutritional product distribution industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater. A forced reduction in our prices to meet these challenges may reduce our operating margins and increase our losses.

We Rely on Strategic Relationships to Generate Revenue, the Loss of Which Would Cause Our Revenues to Decrease.

Our success relies on establishing and maintaining strategic relationships with leaders in the health and nutritional product distribution industry. We believe that these relationships will enable us to extend our distribution, obtain specialized industry expertise, and increase overall revenue. We may be unable or unwilling to establish such relationships due to preexisting relationships that these market leaders or we have with other competitors. Furthermore, our strategic relationships may change rapidly in the event that current or future partners decide to compete with us. Consequently, we intend to maintain independence from any particular customer or partner through the use of limited term agreements. We may not be able to renew our existing agreements on favorable terms, or at all. If we lose the right to distribute products under such agreements, we may lose the ability to market certain of our products. Our inability to establish or maintain our strategic relationships may reduce our revenues and increase our losses from operations.

Our Business Is Subject to Extensive Government Regulation, the Failure to Comply with Which Could Result in Significant Penalties .

Numerous state and federal government agencies extensively regulate the manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products. Specifically, the manufacture of our health and nutritional products is subject to significant regulatory and licensing requirements. Our failure or inability to comply with applicable laws and governmental regulations may result in civil and criminal penalties which we are unable to pay or may cause us to curtail or cease operations.

Our Business Depends Upon Third Party Manufacturers, the Loss or Unavailability of Which Would Require Us to Find Substitute Manufacturers, Resulting in Delays in Production and Additional Expenses.

Many of our products are produced for us by third party manufacturers. We cannot assure that these manufacturers will provide the products we need, in the quantities we request, or at a price we are willing to pay. Our inability to obtain adequate supplies of product from third party manufacturers at favorable prices, or at all, may increase our expenses and reduce our operating margins, resulting in increased losses.

Our Products Have Limited Trademark Protection, Which Could Permit Others to Market Similar Products, Resulting in Decreased Sales by Dynamic Health.

Our policy is to pursue registration of all of the trademarks associated with our key proprietary products. We rely on common law trademark rights to protect our unregistered trademarks as well as our trade dress rights. Generally, common law trademark rights are limited to the geographic area in which the trademark is actually used, while a United States federal trademark registration enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States. Although sales outside the United States currently constitute less than 1% of our revenues, we intend to register our trademarks in certain foreign jurisdictions where our products are sold. We cannot assure that the protection available in such jurisdictions, if any, will be as extensive as the protection available to us in the United States. In addition, because we have no patents on our proprietary products, another company may replicate them. Inadequate trademark and patent protection of our proprietary products may reduce sales of our products.

Our Articles of Incorporation and Bylaws Contain Provisions that May Discourage Takeovers or Make Them More Difficult, Regardless of Whether or Not such a Takeover Would Be Advantageous for Our Stockholders .

Certain provisions of our articles of incorporation and bylaws, as well as certain sections of the Florida Business Corporation Act, and our board of directors’ ability to issue shares of preferred stock and to establish voting rights, preferences and other terms of our stock, may be deemed to have an anti-takeover effect and may discourage takeover attempts that are not first approved by our board of directors. This anti-takeover effect may discourage takeovers which stockholders may deem to be in their best interests.

We Purchase a Substantial Portion of Goods From a Company Affiliated Us and With Several Of Our Directors Which May Result in Conflicts of Interest Which Adversely Affect the Director’s Ability to Serve Us.

During the year ended March 31, 2004, we purchased an aggregate of $698,559 of products from subsidiaries of GeoPharma, Inc., an affiliate of Dynamic Health and a company affiliated with several members of our board of directors. Such purchases represented approximately 82% of all purchases of goods for the year. Although we believe that all purchases from GeoPharma were on terms at least as favorable as those that could have been obtained from unaffiliated third parties, there can be no assurance that continuing purchases will not result in conflicts of interest between Dynamic Health, directors of Dynamic Health and GeoPharma. Such conflicts, if any, could make it more difficult for several of our directors to effectively serve as a member of the board.

Risks Related to this Offering

There are a Large Number of Shares Underlying our Warrants and Convertible Debentures that may be Available for Future Sale and the Sale of these Shares may Depress the Market Price of our Common Stock.

As of April 13, 2005, we had outstanding warrants to purchase 2,125,000 shares of our common stock at prices ranging from $.90 to $1.37 per share. This prospectus relates to the resale of up to 2,944,690 shares of common stock underlying warrants and convertible. All of these shares will be freely traded upon the effective date of this prospectus and may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

The Issuance of our Shares Upon Conversion of Our Convertible Debentures May Cause Immediate and Substantial Dilution to our Existing Stockholders.

The issuance of shares upon conversion of our convertible securities and exercise of warrants may result in substantial dilution to the interests of other stockholders since the selling stockholder may ultimately convert and sell the full amount issuable on conversion. Although the selling stockholder may not, subject to certain exceptions, convert its convertible debentures and/or exercise its warrants if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the selling stockholder from converting and/or exercising some of its holdings and then converting the rest of its holdings. In this way, the selling stockholder could sell more than this limit while never holding more than this limit, which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock including investors in this offering.

If We Are Required for any Reason to Repay Our Outstanding Secured Convertible Note, We Would Be Required to Deplete Our Working Capital, If Available, or Be Required to Raise Additional Funds. Our Failure to Repay the Secured Convertible Note, If Required, Could Result in Legal Action Against Us, Which Could Require the Sale of Substantial Assets.

In March 2005, we entered into a Securities Purchase Agreement for the sale of an aggregate of $4,000,000 principal amount of secured convertible notes. The secured convertible notes are due and payable, with interest, three years from the date of issuance, unless sooner converted into shares of our common stock. In addition, any event of default such as our failure to repay the principal or interest when due, our failure to issue shares of common stock upon conversion by the holder, our failure to timely file a registration statement or have such registration statement declared effective, breach of any covenant, representation or warranty in the Securities Purchase Agreement or related convertible note, the assignment or appointment of a receiver to control a substantial part of our property or business, the filing of a money judgment, writ or similar process against our company in excess of $50,000, the commencement of a bankruptcy, insolvency, reorganization or liquidation proceeding against our company and the delisting of our common stock could require the early repayment of the secured convertible notes, including a default interest on the outstanding principal balance of the notes if the default is not cured with the specified grace period. We anticipate that substantially all of the secured convertible notes will be converted into shares of our common stock, in accordance with the terms of the callable secured convertible notes. If we are required to repay the secured convertible note, we would be required to use our limited working capital and raise additional funds. If we were unable to repay the notes when required, the note holders could commence legal action against us and foreclose on all of our assets to recover the amounts due. Any such action would require us to curtail or cease operations.

If We Fail to Remain Current on Our Reporting Requirements, We Could be Removed From the OTC Bulletin Board Which Would Limit the Ability of Broker-Dealers to Sell Our Securities and the Ability of Stockholders to Sell Their Securities in the Secondary Market.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Our Common Stock is Subject to the “Penny Stock” Rules of the SEC and the Trading Market in Our Securities is Limited, Which Makes Transactions in Our Stock Cumbersome and May Reduce the Value of an Investment in Our Stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by a selling stockholder. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we will receive the sale price of any common stock we sell to the selling stockholder upon exercise of the warrants. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes. However, the selling stockholders will be entitled to exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event that the selling stockholder exercises the warrants on a cashless basis, then we will not receive any proceeds. In addition, we have received gross proceeds of approximately $3,000,000 from the sale of the secured convertible notes. The proceeds received from the sale of the secured convertible notes were used for the recent acquisition of Dynamic Marketing, Inc., costs related thereto and working capital.

SELLING STOCKHOLDER

The following table sets forth the common stock ownership of the selling stockholder as of October 22, 2004, including the number of shares of common stock issuable upon the conversion of the Secured Convertible Note and the exercise of warrants held by the selling stockholder. Other than as set forth in the following table, the selling stockholder has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

The following table sets forth the common stock ownership of the selling stockholder as of October 22, 2004, including the number of shares of common stock issuable upon the conversion of the Secured Convertible Note and the exercise of warrants held by the selling stockholder. Other than as set forth in the following table, the selling stockholder has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

Name	Total Shares of Common Stock Issuable Upon Conversion of Notes and/or Warrants*	Total Percentage of Common Stock, Assuming Full Conversion	Shares of Common Stock Included in Prospectus (1)	Beneficial Ownership Before the Offering**		Percentage of Common Stock Owned Before Offering**	Beneficial Ownership After the Offering (3)	Percentage of Common Stock Owned After Offering (3)
Laurus Master Fund, Ltd. (4)	2,944,690	17.4%	Up to 2,944,690 shares of common stock	736,582	(2)	4.99%	—	—

*	This column represents an estimated number based on a conversion price of $1.13, divided into the principal amount, together with interest thereon.

**	These columns represent the aggregate maximum number and percentage of shares that the selling stockholder can own at one time (and therefore, offer for resale at any one time) due to their 4.99% limitation.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the secured convertible notes is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1)	Includes a good faith estimate of the shares issuable upon conversion of the secured convertible note and exercise of warrants, based on current market prices.

(2)

The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the secured convertible notes and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933. However the selling stockholder has contractually agreed to restrict their ability to convert their secured convertible note or exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock as determined in accordance with Section 13(d) of the Exchange Act, except upon 75 days’ prior notice or if an event of default has occurred under the note and is continuing. Accordingly, the number of shares of common stock set forth in the table for the selling stockholders exceeds the number of shares of common stock that the selling stockholders could own beneficially at any given time through their ownership of the secured convertible notes and the warrants. In that regard, the beneficial ownership of the common stock by the selling stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(3)	Assumes that all securities registered will be sold.

(4)	Laurus Capital Management, LLC may be deemed a control person of the shares owned by Laurus Master Fund, Ltd. David Grin and Eugene Grin are the sole managing members of Laurus Capital Management, LLC.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholder. We are paying all costs, expenses and fees in connection with the registration of shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholder.

The selling stockholder of our common stock and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Over-The-Counter Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred incident to the registration of the shares. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholder.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholder without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 47,000,000 shares of capital stock, par value $.01, of which 45,000,000 shares are common stock and 2,000,000 shares are preferred stock that may be issued in one or more series at the discretion of the Board of Directors. 400,000 shares of our preferred stock have been designated as Series A Convertible Preferred Stock, 800,000 shares of our preferred stock have been designated as Series B 6% Cumulative Convertible Preferred Stock, and the remaining 800,000 shares of preferred stock have not been designated. As of the date hereof 14,024,592 shares of common stock issued and outstanding and there are no shares of our preferred stock issued or outstanding.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. The holders of common stock are entitled to receive dividends ratably, when, as and if declared by the Board of Directors, out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of Dynamic Health Products, the holders of common stock are entitled to share equally and ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

The holders of shares of common stock, as such, have no conversion, preemptive, or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered by Dynamic Health Products hereby, when issued against the consideration set forth in this prospectus, will be, validly issued, fully paid and non-assessable.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series as may from time to time be determined by our Board of Directors. Our Board of Directors has authority, without action by the stockholders, to determine the voting rights, preferences as to dividends and liquidation, conversion rights and any other rights of such series. Any preferred shares, if and when issued in the discretion of the Board of Directors, may carry voting, conversion or other rights superior to those of the shares of common stock and may adversely affect the voting power and rights of the common stockholders. There are no shares of preferred stock currently outstanding.

Outstanding Warrants and Options

As of the date of this prospectus, there were no outstanding warrants or options to purchase our common stock, except warrants to purchase common stock, as follows:

Shares	Exercise Price
100,000	$1.25
200,000	$1.50
100,000	$2.00
100,000	$2.50
1,375,000	$0.90
250,000	$1.55
750,000	$1.37

On January 23, 2004, our Board of Directors approved the granting of 700,000 (175,000 pre-split) options, effective as of December 20, 2002, and on January 23, 2004, the granting of 205,000 options, to be allocated to each of our officers and directors as of the respective dates. The exercise price of the options for the December 20, 2002 grant was $0.1625 ($0.65 pre-split) and the exercise price of the options for the January 23, 2004 grant was $1.00, based on the closing price of our common stock on the OTC Bulletin Board the business date prior to the date of the grant. For an officer or director who, at the time of the grant, owned stock representing more than ten percent of the voting power of all classes of our stock, the exercise price of the of the options for the December 20, 2002 grant was $0.17875 ($0.715 pre-split) and the exercise price of the options for the January 23, 2004 grant was $1.10, based on the closing price our stock on the OTC Bulletin Board the business date prior to the date of the grant. Each of the employees of record were to receive the options based on their years of service and their salary.

Effective October 1, 2004, the compensation committee of our Board of Directors granted options to purchase 500,000 shares of our common stock to Jugal K. Taneja, our Chairman, in connection Mr. Taneja providing a personal guarantee for the Laurus Note. 166,666 of these options vest on October 1, 2005, 166,667 of these options vest on October 1, 2006 and 166,667 of these options vest on October 1, 2007. All of these options are exercisable at $1.11 per share.

As of March 30, 2005, there were 1,405,000 options outstanding, 534,982 options were vested, with 870,018 being nonvested.

The Laurus Master Fund, Ltd. Financing

On March 29, 2005, we entered into agreements with Laurus Master Funds, Ltd, a Cayman Islands corporation, pursuant to which we sold convertible debt and a warrant to purchase common stock to Laurus in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933. The securities sold to Laurus include the following:

•	A secured convertible minimum borrowing note with a principal amount of $2,000,000;

•	A secured revolving note with a principal amount not to exceed $4,000,000; and

•	A common stock purchase warrant to purchase 750,000 shares of common stock, at a purchase price of $1.37 per share, exercisable for a period of seven years;

We are permitted to borrow an amount based upon its eligible accounts receivable, as defined in the agreements with Laurus, not to exceeed an aggregate of $4,000,000. We must pay certain fees for any unused portion of the credit facility or in the event the facility is terminated prior to expiration. Our obligations under the notes are secured by all of the assets of Dynamic Health Products, including but not limited to inventory and accounts receivable. The notes mature on March 29, 2008. Annual interest on the notes is equal to the “prime rate” published in The Wall Street Journal from time to time, plus 2.0%, provided, that, such annual rate of interest may not be less than 6%, subject to certain downward adjustments resulting from certain increases in the market price of our common stock. Interest on the notes is payable monthly in arrears on the first day of each month, commencing on April 1, 2005.

The principal amount of the secured convertible minimum borrowing note, together with accrued interest thereon is payable on March 29, 2008. The secured convertible minimum borrowing note may be redeemed by us in cash by paying the holder 115% of the principal amount, plus accrued interest. The holder of the term note may require us to convert all or a portion of the term note, together with interest and fees thereon at any time. The number of shares to be issued shall equal the total amount to be converted, divided by $1.13.

Upon an issuance of shares of common stock below the fixed conversion price, the fixed conversion price of the notes will be reduced accordingly. The conversion price of the secured convertible notes may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

115% of the full principal amount of the convertible notes are due upon default under the terms of convertible notes. Laurus has contractually agreed to restrict its ability to convert the convertible notes would exceed the difference between the number of shares of common stock beneficially owned by the holder or issuable upon exercise of the warrant and the option held by such holder and 4.99% of the outstanding shares of our common stock.

We are obligated to file a registration statement registering the resale of shares of the common stock issuable upon conversion of the convertible notes, exercise of the warrant and exercise of the option. If the registration statement is not filed by April 28, 2005, or declared effective within 75 days thereafter, or if the registration is suspended other than as permitted in the registration rights agreement between us and Laurus, we are obligated to pay Laurus certain fees and the obligations may be deemed to be in default.

We paid a fee at closing to Laurus Capital Management LLC, the manager of the Laurus Master Funds, Ltd., equal to 3.9% of the total maximum funds to be borrowed under the Company’s agreements with Laurus.

Certain Provisions of Florida Law

We are subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. We have not elected to opt out of those provisions. The Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors, or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.

The Florida Business Corporation Act also contains an “affiliated transaction” provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested stockholder” unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested stockholder; (ii) the interested stockholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested stockholder. An interested stockholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares.

Transfer Agent and Registrar

Registrar and Transfer Company, in Cranford, New Jersey, serves as transfer agent and registrar for our common stock.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for Dynamic Health Products by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

Dynamic Health Products’ financial statements as of and for the years ended March 31, 2004 and 2003, included in this prospectus, have been audited by Brimmer, Burek & Keelan LLP, independent public accountants, as stated in their report appearing incorporated herein and are so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Bob O’Leary Health Foods’ financial statements as of an for the years ended December 31, 2003 and 2002, have been audited by Kronick Kalada Berdy & Co., independent public accountants, as stated in their report incorporated herein and are so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Dynamic Marketing, Inc. financial statements as of and for the years ended December 31, 2004, 2003 and 2002, included in this prospectus, have been audited by Brimmer, Burek & Keelan LLP, independent public accountants, as stated in their report appearing incorporated herein and are so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Dynamic Health Products is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.20549, at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission’s web site is http://www.sec.gov.

Dynamic Health Products has filed with the Commission, a registration statement on Form S-2 under the Securities Act of 1933 with respect to the common stock being offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and the common stock offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the Commission. In addition, the registration statement may be accessed at the Commission’s web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

2,944,690

Shares of

Common Stock

of

DYNAMIC HEALTH PRODUCTS, INC.

PROSPECTUS

April         , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

Nature of Expense	Amount
SEC Registration fee	$430.91
Accounting fees and expenses	5,000.00	*
Legal fees and expenses	10,000.00	*
TOTAL	$15,430.91	*

*	Estimated

Item 15.	Indemnification of Directors and Officers

The Florida Business Corporation Act (the “Florida Act”) permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances. Our articles of incorporation provide that we shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Act. In addition, we have entered into Indemnification Agreements with our directors and executive officers in which we have agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act, including in circumstances in which indemnification and advancement of expenses are discretionary under the Florida Act. The indemnification provided by the Florida Act and our Articles of Incorporation is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense. We intend to obtain a liability insurance policy for its directors and officers as permitted by the Florida Act, which may extend to, among other things, liability arising under the Securities Act of 1933, as amended.

Item 16.	Exhibits

3.1	Articles of Incorporation of Direct Rx Healthcare, Inc., filed January 27, 1998. (1)

3.2	Articles of Amendment to Articles of Incorporation of Nu-Wave Health Products, Inc., dated August 11, 1998. (2)

3.3	Articles of Amendment to Articles of Incorporation of Dynamic Health Products, Inc., filed September 1, 1998. (3)

3.4	Articles of Restatement of the Articles of Incorporation of Dynamic Health Products, Inc., filed April 16, 1999. (3)

3.5	Certificate of Amendment to Restated Articles of Incorporation of Dynamic Health Products, Inc., filed October 25, 2004, filed as an exhibit to Form 8-K filed on October 25, 2004 and incorporated herein by reference.

5.1	Sichenzia Ross Friedman Ference LLP Opinion and Consent.

10.1	Note and Mortgage in favor of GE Capital Small Business Finance Corporation from the Company, dated September 13, 1999. (4)

10.2	Consulting Agreement between Dynamic Health Products, Inc. and Jugal K. Taneja, dated February 14, 2002. (5)

10.3	Stock Purchase Agreement dated September 10, 2004, by and among Dynamic Health Products, Inc., Robert T. O’Leary, Linda O’Leary, and Bob O’Leary Health Food Distributor Co., Inc., filed as an exhibit to Form 8-K, filed on September 10, 2004 and incorporated herein by reference.

10.4	Securities Purchase Agreement, dated as of September 30, 2004, filed as an exhibit to Form 8-K filed on October 6, 2004 and incorporated herein by reference.

10.5	Master Security Agreement, dated as of September 30, 2004, filed as an exhibit to Form 8-K filed on October 6, 2004 and incorporated herein by reference.

10.6	Registration Rights Agreement, dated as of September 30, 2004, filed as an exhibit to Form 8-K filed on October 6, 2004 and incorporated herein by reference.

10.7	Guaranty, dated as of September 30, 2004, filed as an exhibit to Form 8-K filed on October 6, 2004 and incorporated herein by reference.

10.8	Subsidiary Guaranty, dated as of September 30, 2004, filed as an exhibit to Form 8-K filed on October 6, 2004 and incorporated herein by reference.

10.9	Supplemental Stock Pledge Agreement, dated as of September 30, 2004, filed as an exhibit to Form 8-K filed on October 6, 2004 and incorporated herein by reference.

10.10	Subsidiary Stock Pledge Agreement, dated as of September 30, 2004, filed as an exhibit to Form 8-K filed on October 6, 2004 and incorporated herein by reference.

10.11	Secured Convertible Term Note, dated as of September 30, 2004, filed as an exhibit to Form 8-K filed on October 6, 2004 and incorporated herein by reference.

10.12	Common Stock Purchase Warrant, dated as of September 30, 2004, filed as an exhibit to Form 8-K filed on October 6, 2004 and incorporated herein by reference.

10.13	Agreement And Plan Of Merger dated March 2, 2005, by and among Dynamic Health Products, Inc., Gregg Madsen and Dynamic Marketing, Inc., filed as an exhibit to Form 8-K filed on March 3, 2005.

10.14	Security Agreement, dated as of March 29, 2005, by and among Laurus Master Fund, Ltd., Dynamic Health Products, Inc. and Subsidiaries, filed as an exhibit to Form 8-K filed on March 31, 2005.

10.15	Secured Revolving Note issued to Laurus Master Fund, Ltd., dated March 29, 2005, filed as an exhibit to Form 8-K filed on March 31, 2005.

10.16	Secured Convertible Minimum Borrowing Note issued to Laurus Master Fund, Ltd., dated March 29, 2005, filed as an exhibit to Form 8-K filed on March 31, 2005.

10.17	Common Stock Purchase Warrant issued to Laurus Master Fund, Ltd., dated March 29, 2005, filed as an exhibit to Form 8-K filed on March 31, 2005.

10.18	Registration Rights Agreement, dated as of March 29, 2005, by and between Laurus Master Fund, Ltd. and Dynamic Health Products, Inc., filed as an exhibit to Form 8-K filed on March 31, 2005

10.19	Amendment No. 1 to Master Security Agreement dated as of September 30, 2004, by and Among Laurus Master Fund, Ltd., Dynamic Health Products, Inc. and Others, filed as an exhibit to Form 8-K filed on March 31, 2005.

14.1	Code of Ethics of Dynamic Health Products, Inc. (6)

23.1	Consent of Brimmer, Burke & Keelan LLP.

23.2	Consent of Brimmer, Burke & Keelan LLP.

23.3	Consent of Kronick Kalada Berdy & Co.

23.3	Consent of Sichenzia Ross Friedman Ference LLP, included in Exhibit 5

(1)	Incorporated by reference to the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 1998, file number 0-23031, filed in Washington, D.C.

(2)	Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998, file number 0-23031, filed in Washington, D.C.

(3)	Incorporated by reference to the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999, file number 0-23031, filed in Washington, D.C.

(4)	Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999, file number 0-23031, filed in Washington, D.C.

(5)	Incorporated by reference to the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2002, file number 0-23031, filed in Washington, D.C.

(6)	Incorporated by reference to the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2003, file number 0-23031, filed in Washington, D.C.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file a post-effective amendment to this Registration Statement during any period in which offers or sales are being made:

(i) to include any Prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S)230.424(b) of this Chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement of any material change to such information in the Registration Statement.

(2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(3) To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

(4) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That, insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of the Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirement for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida on April 22, 2005.

DYNAMIC HEALTH PRODUCTS, INC.

By:	/S/ MANDEEP K. TANEJA
Mandeep K. Taneja,
Chief Executive Officer and President

By:	/S/ CANI I. SHUMAN
Cani I. Shuman,
Chief Financial Officer, Secretary and Treasurer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Mandeep K. Taneja and Cani I. Shuman, or either of them, his true and lawful attorney-in-fact and agent, acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, any Amendments thereto and any Registration Statement of the same offering which is effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent, each acting alone, full powers and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mandeep K. Taneja Mandeep K. Taneja	Chief Executive Officer, President and Director	April 22, 2005

/s/ Cani I. Shuman Cani I. Shuman	Chief Financial Officer, Secretary, Treasurer and Director	April 22, 2005

/s/ Jugal K. Taneja Jugal K. Taneja	Chairman of the Board and Director	April 22, 2005

/s/ Kotha S. Sekharam Kotha S. Sekharam, Ph.D.	Director	April 22, 2005

/s/ Rakesh K. Sharma Rakesh K. Sharma, M.D.	Director	April 22, 2005

/s/ Morton L. Stone Morton L. Stone	Director	April 22, 2005

/s/ David W. Brown David W. Brown	Director	April 22, 2005